Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-230568

Dated October 28, 2021

Term Sheet

$500,000,000 1.707% Fixed Rate/Floating Rate Senior Notes due 2027

This pricing term sheet supplements the preliminary prospectus supplement of Fifth Third Bancorp dated October 28, 2021 relating to the prospectus of Fifth Third Bancorp dated March 28, 2019.

Issuer:	Fifth Third Bancorp

Security:	1.707% Fixed Rate/Floating Rate Senior Notes due 2027

Expected Ratings*:	Baa1 (Moody’s) / BBB+ (S&P) / A- (Fitch) (stable by all)

Currency:	USD

Size:	$500,000,000

Security Type:	SEC Registered Senior Notes

Trade Date:	October 28, 2021

Settlement Date:	November 1, 2021 (T+2)

Maturity Date:	November 1, 2027

Fixed Rate Period:	From, and including, November 1, 2021 to, but excluding, November 1, 2026

Floating Rate Period:	From, and including, November 1, 2026 to, but excluding, the Maturity Date

Coupon:

Fixed Rate Period: 1.707% per annum

Floating Rate Period: Compounded SOFR, determined as set forth under “Description of the Notes—Floating rate period” in the preliminary prospectus supplement dated October 28, 2021, plus 0.685%

Payment Frequency:	Fixed Rate Period: Semi-Annually Floating Rate Period: Quarterly

Interest Payment Dates:	Fixed Rate Period: Every May 1 and November 1, commencing on May 1, 2022 and ending on November 1, 2026 Floating Rate Period: February 1, 2027, May 1, 2027, August 1, 2027 and the Maturity Date

Day Count Convention:	Fixed Rate Period: 30/360 Floating Rate Period: Actual/360

Optional Redemption:

The notes will be redeemable in whole, but not in part, by the Issuer on November 1, 2026, the date that is one year prior to the Maturity Date, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

In addition, the notes will be redeemable, in whole or in part, by the Issuer on or after the 30th day prior to the Maturity Date at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Benchmark Treasury:	0.875% US Treasury due September 30, 2026

Benchmark Treasury Spot and Yield:	98-18; 1.177%

Spread to Benchmark Treasury:	+53 bps

Yield to Maturity:	1.707%

Price to Public:	100.000%

Proceeds (Before Expenses) to Issuer:	$498,250,000

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP/ISIN:	316773 DD9 / US316773DD98

Joint Book-Running Managers:	J.P. Morgan Securities LLC Fifth Third Securities, Inc. Citigroup Global Markets Inc.

Co-Managers:	Academy Securities, Inc. CastleOak Securities, L.P. R. Seelaus & Co., LLC Siebert Williams Shank & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Fifth Third Securities, Inc. toll-free at 1- 866-531-5353 and Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.